ROPES & GRAY LLP

1211 AVENUE OF THE AMERICAS     NEW YORK, NY 10036-8704     212-841-8885     F 646-728-1633

BOSTON     NEW YORK     PALO ALTO     SAN FRANCISCO     WASHINGTON, DC

May 25, 2007

Adam D. Rossetti

(212) 841-8885

Adam.Rossetti@ropesgray.com

BY EDGAR AND COURIER

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Sheila Stout

Re:	Stone Harbor Investment Funds

File Nos. 333-141345 and 811-22037

Dear Ms. Stout:

Thank you for your letter to my attention, dated April 11, 2007 (the “Comment Letter”), setting forth comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on the initial registration statement on Form N-1A (the “Registration Statement”) of Stone Harbor Investment Funds (the “Trust”), which was filed with the SEC on March 16, 2007. Pursuant to the Registration Statement, the Trust is registering the shares of two of its series (each, a “Fund” and, together, the “Funds”): Stone Harbor Emerging Markets Debt Fund and Stone Harbor High Yield Bond Fund.

Set forth below are the Staff’s comments and the Trust’s responses to those comments.

PROSPECTUS

Investment Objective, page 2 and page 6

1.

Comment: The Funds’ investment objective is to maximize total return. Please disclose the strategies that each of the Funds will use to accomplish its capital appreciation component of its total return objective. In addition, please define total return in the Prospectus where you

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deem appropriate. Please note that total return consists of income from dividends and interest as well as appreciation or depreciation in the price of a security.

Response: Each Fund’s investment objective has been revised to read as follows: “The Fund seeks to maximize total return, which consists of income on its investments and capital appreciation.”

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In addition, the disclosure of the Emerging Markets Debt Fund’s Fund summary has been revised to indicate that the Fund seeks capital appreciation through country selection, sector selection and security selection, and disclosure in the High Yield Bond Fund’s Fund summary has been revised to indicate that the Fund seeks capital appreciation through industry selection, sector selection and security selection.

2.

Comment: Please disclose, with respect to both Funds, whether they may satisfy the 80% requirement of Rule 35d-1 under the 1940 Act by investing in derivatives. Please also disclose the extent to which each Fund expects to invest in derivatives.

Response: Each Fund’s Fund summary has been revised to more clearly disclose that the Funds may satisfy the 80% requirement of Rule 35d-1 by investing in derivatives.

In addition, disclosure has been added to the Fund summaries indicating that the Funds “may use derivatives to a significant extent.”

3.	Comment: Please discuss in your correspondence the extent to which the Stone Harbor Emerging Markets Debt Fund plans to invest in Asia.

Response: The Emerging Markets Debt Fund does not currently intend to invest a significant portion of its assets in Asia.

Fund Goals, Strategies, and Risks, page 2 and page 6

4.	Comment: Please state clearly the minimum rating in which the Emerging Markets Debt Fund can invest.

Response: The Emerging Markets Debt Fund’s Fund Summary has been revised to state (under “Credit Quality”) that the Fund “may invest in securities of any credit rating (including unrated securities).”

5.	Comment: Please state clearly the minimum rating for preferred stocks and for debt securities in which the High Yield Bond Fund may invest.

Response: The following sentence has been added to the Fund summary: “The Fund may invest in High Yield Debt Securities of any credit rating (including unrated securities).”

6.

Comment: The prospectus states “Duration is an approximate measure of the sensitivity of a fixed income security to interest rate risk. Securities with higher durations are generally more sensitive to this risk.” Please provide an example of duration. For example, a fund with a duration of 7 would likely drop 7% in value if interest rates rose one percentage point.

Response: The requested change has been made. The following disclosure has been added to each Fund’s Fund Summary, under “Maturity and Duration”:

“For example, all other things being equal, if interest rates rise by one percentage point, the share price of a fund with an average duration of five years would

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generally decline by about 5%. If rates decrease by a percentage point, such fund’s share price would generally rise by about 5%.”

Principal Risks of Investing in the Fund, page 3 and 7

7.

Comment: It appears likely that both Funds will experience high rates of portfolio turnover. This likelihood will be increased by the Funds’ use of derivative securities. If a fund may experience a portfolio turnover rate in excess of 100%, please move the disclosure on page 14 in the Portfolio Turnover section to the Principal Risks of Investing in the Fund section for each applicable Fund. In addition, please enhance the disclosure by stating the expected portfolio turnover rate for the Funds’ first fiscal year and include a statement that it is possible that the rate would be substantially higher than that.

Response: The requested change has been made. In response to the Staff comment, the following disclosure regarding “Portfolio Turnover” has been added to the “Principal Risks of Investing in the Fund” section for each Fund:

“Portfolio Turnover Risk - The risk associated with the active and frequent trading of the Fund’s portfolio securities. Effects of high portfolio turnover include greater expenses to a Fund, including brokerage commissions or dealer mark-ups, and realization of taxable capital gains, which may adversely effect the Fund’s performance. The Fund expects that its portfolio turnover rate may exceed 100% in its first fiscal year, and the rate could be substantially higher than that.”

Fee Table, page 4 and 8

8.	Comment: The waiver agreements will need to be filed as an amendment to the Form N-1A prior to the effectiveness of the filing.

Response: The Funds will file their waiver agreements as an exhibit to a pre-effective amendment to their Registration Statement.

9.

Comment: Please be advised that if the Funds invest in shares of another fund N-1A requires an additional line titled “Acquired Fund Fees and Expenses” to be included in the total annual fund operating expenses.

Response: The Funds do not currently intend to invest in shares of other funds.

More on the Funds’ Investments and Related Risks, page 9

10.	Comment: Please ensure that all principal risks are discussed in Item 2 of the Prospectus (e.g. loan participations and assignments, structured notes, focused investments). This

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section provides additional information about the Funds’ investments as well as the principal risks that may affect a Fund’s portfolio.

Response: The Trust believes that it has disclosed the principal risks of investing in each Fund in each Fund’s Fund Summary.

Derivative Transactions, page 12

11.

Comment: In the first sentence discussing derivative transactions the disclosure states that “The funds may, but are not required to, engage in derivative transactions . . .” Please explain in your correspondence why the investment in derivative transactions is the only type of investment where the language, “but are not required to”, has been included.

Response: The phrase “but are not required to” has been removed from the indicated disclosure.

The Portfolio Managers, page 15

12.

Comment: The prospectus describes the investment team. For each such member, please include a description of any limitations on the person’s role and relationship between the person’s role and the roles of other persons who have responsibility for the day-to-day management of the Registrant’s portfolio. See instruction 2 to Item 5(a)(2) of Form N-1A.

Response: The requested change has been made. The following disclosure has been added to the applicable section of the Prospectus: “Although the managers report to Mr. Wilby, each manager shares equal portfolio management responsibility for his or her respective Fund.”

Redemption Payments, page 20

13.

Comment: It states that “if you recently purchased your shares by check, your redemption proceeds will not be sent to you until your original check clears which may take up to 15 days.” The staff has taken the position that redemption proceeds may be held for up to 10 calendar days.

Response: In response to the Staff Comment, the applicable disclosure has been revised as follows: “if you recently purchased your shares by check, your redemption proceeds will not be sent to you until your original check clears, which may take up to 10 days.”

Redemption In-Kind, page 20

14.	Comment: The fund may pay the proceeds of redemption by making an in-kind distribution of securities. Please file a notification of election on Form N-18F-1.

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Response: The Fund will file a notification of election on Form N-18F-1.

Share Transactions, page 21

15.

Comment: There is a disclosure that states that “The Fund may adopt other policies from time to time requiring mandatory redemption of shares in certain circumstances.” Please explain to us what “circumstances” you are referring to.

Response: The “other circumstances” the Trust was referring to primarily included new regulatory requirements. In response to the Staff Comment, language to that effect has been added to the “Share Transactions” section of the Prospectus.

Frequent Purchases and Sales of Fund Shares, page 21

16.

Comment: State clearly that the Funds’ Board of Directors, rather than the Fund, has adopted policies and procedures designed to deter frequent purchases and redemptions. See Item 6(e)(2) of Form N-1A.

Response: The requested change has been made. The applicable section of the Prospectus now states that “The Board of Trustees of the Funds has adopted policies and procedures designed to deter frequent purchases and redemptions.”

STATEMENT OF ADDITIONAL INFORMATION

Loans of Portfolio Securities, page 29

17.	Comment: Please disclose the Fund’s policy on retaining the voting rights for securities on loan.

Response: The requested change has been made. The following disclosure has been added to the referenced section of the SAI:

“Although voting rights or rights to consent with respect to the loaned securities pass to the borrower, the Fund, as the lender, retains the right to call the loans and obtain the return of the securities loaned at any time on reasonable notice, and it will attempt to do so in order that the securities may be voted by the Fund if the holders of such securities are asked to vote upon or consent to matters which the Manager believes materially affect the investment; however, the Fund may not be able to recall the securities in time for the Fund to be the owner on the record date for determining shareholders entitled to vote or consent on the matter. The Fund may also call such loans in order to sell the securities involved.”

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Investment Limitations, page 30

18.

Comment: The Emerging Markets Debt Fund states in its key investments section that it will invest in sovereign debt securities. Please advise the staff whether your concentration policy should reflect investments in sovereign debt securities of any particular country.

Response: In response to the Staff Comment, The Trust has added the following disclosure under Investment Limitation (1): “(E)ach non-U.S. country’s government (together with subdivisions thereof) will be considered to be a separate industry.”

19.

Comment: It states that the fundamental policies “may not be changed without the vote of a majority of the outstanding voting securities of the relevant Portfolio (as defined in the Investment Company Act of 1940, as amended (the “1940 Act”)). Pursuant to Item 11 (c)(2) of the Form N-1A, please describe the vote required instead of stating as defined in the 1940 Act.

Response: The requested change has been made. The following disclosure has been added to the referenced section:

“Under the Investment Company Act of 1940, as amended (the “1940 Act”), the vote of a majority of the outstanding securities of a company means the vote, at the annual or a special meeting of the security holders of such company duly called: (A) of 67 per centum or more of the voting securities present at such meeting, if the holders of more than 50 per centum of the outstanding voting securities of such company are present or represented by proxy; or (B) of more than 50 per centum of the outstanding voting securities of such company, whichever is less.”

20.

Comment: The Fundamental Policy 3 states that each of the Funds may not “borrow money, except to the extent permitted under the 1940 Act.” Please describe here or elsewhere in the SAI, as appropriate, the extent permitted. (Same comment for Fundamental Policy 8 each of the Funds may not “issue senior securities, except for permitted borrowings or as otherwise permitted under the 1940 Act.”)

Response: The disclosure below has been added to the “Borrowing” section of the SAI. In addition, a cross-reference to such disclosure has been added to the “Investment Limitations” section of the SAI:

“Provisions of the 1940 Act require a Fund to maintain continuous asset coverage (that is, total assets including borrowings, less liabilities exclusive of borrowings) of 300% of the amount borrowed, with an exception for borrowings not in excess of 5% of the Fund’s total assets made for temporary administrative purposes. Any

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borrowings for temporary administrative purposes in excess of 5% of the Fund’s total assets will count against this asset coverage requirement. If the 300% asset coverage should decline as a result of market fluctuations or other reasons, a Fund may be required to sell some of its portfolio holdings within three days to reduce the debt and restore the 300% asset coverage, even though it may be disadvantageous from an investment standpoint if the Fund sells securities at that time.”

21.

Comment: Please add the word “net” in front of assets in the paragraph discussing investments in illiquid securities which follows the fundamental policies of the Funds. The sentence should read “In addition, it is contrary to the Funds’ present policy . . ., more than 15% of a Fund’s total net assets (based on current value) would then be invested in such securities.

Response: The requested change has been made. The sentence now states: “In addition, it is contrary to the Funds’ present policy, which may be changed without shareholder vote, to purchase any illiquid security, including any securities whose disposition is restricted under federal securities laws and securities that are not readily marketable, if, as a result, more than 15% of a Fund’s total net assets (based on current value) would then be invested in such securities.”

Disclosure of Portfolio Holdings, page 32

22.

Comment: Please describe how the policies and procedures apply to disclosure to different categories of persons, including individual investors, institutional investors, intermediaries that distribute the Fund’s shares, third-party service providers, ratings and ranking organizations, and affiliated persons of the funds. See Item 11 (f)(l)(i) of Form N-1A.

Response: The Trust notes the Staff Comment and has updated its policies and procedures with respect to Disclosure of Portfolio Holdings. The revised language in the SAI, as drafted, describes how the policies and procedures apply to disclosure to different categories of persons.

Compensation Table, page 41

23.

Comment: The aggregate compensation from the Fund should be provided for the current fiscal year, estimating future payments that would be made under an agreement or understanding. Disclose in a footnote to the Compensation Table the period for which the information is given. See Instruction 2 to Item 12 (c)(1) of Form N-1A.

Response: The requested changes have been made to the referenced section.

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24.

Comment: Please clarify the column headings for the Compensation Table. The name of the person, position, the aggregate compensation from the fund and the total compensation from the Fund and Fund complex paid to the directors should be disclosed. See Item 12(c)(1) of Form N-1A.

Response: The requested changes have been made.

Investment Manager, page 42

25.	Comment: Pursuant to N-1A Item 14(a)(3)(iii) discuss the expense limitation provisions.

Response: Each Fund describes its expense limitation provisions in the prospectus (under “Fees and Expenses”), which is incorporated by reference into the Statement of Additional Information. In addition, a cross-reference to such disclosure has been added to the “Investment Manager” section of the SAI.

26.

Comment: There is a statement that “The manager may voluntarily agree to waive its fee and/or reimburse the Fund for certain of its expenses.” However, the fee table for both funds on pages 4 and 8 state “The manager has given a binding undertaking to the Stone Harbor Emerging Markets Debt Fund and Stone Harbor High Yield Bond Fund to limit the amount of the Fund’s total annual expense...” The two statements are not consistent with each other, please adjust accordingly. In addition, please confirm whether the binding undertaking to limit the Fund’s total annual expenses is a contractual agreement.

Response: The referenced undertaking is a binding, contractual commitment. The disclosure of the SAI has been modified to reflect that fact, by referring to the description of the waivers in the prospectus rather than by repeating such disclosure in the SAI.

Portfolio Manager Compensation, page 44

27.

Comment: Pursuant to Investment Company Release No. IC-26533, please describe with specificity for each type of compensation the criteria on which that type of compensation is based. In addition, state whether the performance based compensation is based on pre-tax or after-tax performance and identify any benchmark used to measure performance. The information included in the SAI does not appear to meet the requirements of the Release.

Response: The Funds note in the SAI that compensation is based on three components: a) base remuneration, b) discretionary performance-based bonus, and c) profit participation. In addition, the applicable disclosure has been modified to indicate that performance based compensation is based on pre-tax performance and to disclose the appropriate benchmarks used to measure performance.

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General

28.

Comment: We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Response: The Trust notes the Staff’s comment.

29.	Comment: Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

Response: The Trust does not currently expect to submit an exemptive application or no-action request in connection with its organization or the initial offering of the Fund’s shares.

30.

Comment: Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

Response: A revised prospectus and SAI, along with this response letter, will be filed on EDGAR electronically. In addition, courtesy paper copies are being sent to your attention by courier.

31.

Comment: Please note that effective June 12, 2006 the requirements for mandatory electronic filing of Section 17 fidelity bonds was adopted. See Release IC – 26990. Please ensure that the Form 40-17G is filed electronically.

Response: The fidelity bond will be filed electronically.

Tandy Letter

As requested, on behalf of the Trust, we acknowledge that: (i) the Commission is not foreclosed from taking any action with respect to this filing; (ii) the Commission’s staff’s review of this filing, under delegated authority, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in this filing; and (iii) the Trust will not assert the Commission’s staff’s review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and

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this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

As to the final portion of the Comment Letter, the Fund intends to include the noted representations as part of its eventual written request to the SEC for acceleration of the effectiveness of the Registration Statement. The Fund currently expects to request acceleration during June, 2007.

*****

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In addition to filing this letter via EDGAR, we are also forwarding to you a revised version of the Fund’s Prospectus and Statement of Additional Information, marked to show changes made in response to the Staff’s comments.

*****

We believe that this submission fully responds to your comments. Please feel free to call me at 212-841-8885 with any further comments or questions.

Very truly yours,
/s/ Adam D. Rossetti
Adam D. Rossetti

cc:	Adam J. Shapiro, Esq.

Michael G. Doherty, Esq.

John M. Loder, Esq.

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